

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 21, 2023

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
16 Gul Drive
Singapore 629467

> **Re: Ten-League International Holdings Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 14, 2023**
> **CIK No. 0001982012**

Dear Jison Lim:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted September 14, 2023

Conventions That Apply to This Prospectus, page 8

1. We note the addition of disclosure on page 4 of SANY as the "Major Supplier." Considering the materiality of Major Supplier to your business, please clearly identify SANY as "Major Supplier" under "Conventions that Apply to This Prospectus." Please also name SANY as the "Major Supplier" in other sections where you discuss your dependence on SANY, such as the first risk factor on page 10, the related disclosure on page 66, and the disclosure entitled "Major Suppliers" on page 81.

       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Louise L. Liu